EXHIBIT 99.2

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2017	2018	2017	2018

Voyage revenue	$210,541	$183,331	$105,017	$90,577
Accrued charter revenue (1)	$(5,599)	$(3,567)	$(2,808)	$(1,003)
Voyage revenue adjusted on a cash basis (2)	$204,942	$179,764	$102,209	$89,574

Adjusted Net Income available to common stockholders (3)	$41,349	$23,835	$20,575	$10,469
Weighted Average number of shares	93,851,789	109,340,800	96,635,709	109,873,071
Adjusted Earnings per share (3)	$0.44	$0.22	$0.21	$0.10

Net Income	$46,063	$33,467	$23,048	$14,300
Net Income available to common stockholders	$35,590	$18,685	$17,724	$6,396
Weighted Average number of shares	93,851,789	109,340,800	96,635,709	109,873,071
Earnings per share	$0.38	$0.17	$0.18	$0.06

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and six-month periods ended June 30, 2018 and 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2017	2018	2017	2018

Net Income	$46,063	$33,467	$23,048	$14,300
Earnings allocated to Preferred Stock	(10,473)	(14,782)	(5,324)	(7,904)
Net Income available to common stockholders	35,590	18,685	17,724	6,396
Accrued charter revenue	(5,599)	(3,567)	(2,808)	(1,003)
General and administrative expenses – non-cash component	2,078	2,127	1,094	1,193
Amortization of prepaid lease rentals, net	4,320	4,041	2,162	2,032
Realized (Gain) / loss on Euro/USD forward contracts (1)	(181)	(153)	(213)	102
Loss on sale / disposals of vessels	3,638	861	-	861
Swaps’ breakage costs	-	1,234	-	-
Loss on vessel held for sale	2,732	-	2,732	-
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	-	668	-	668
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(1,229)	(61)	(116)	220
Adjusted Net Income available to common stockholders	$41,349	$23,835	$20,575	$10,469
Adjusted Earnings per Share	$0.44	$0.22	$0.21	$0.10
Weighted average number of shares	93,851,789	109,340,800	96,635,709	109,873,071

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, loss on sale / disposal of vessels, loss on vessel held for sale, loss on asset held for sale by a jointly owned company with York included in equity gain on investments, swaps’ breakage costs, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, net and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

Results of Operations

Three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2017

During the three-month periods ended June 30, 2018 and 2017, we had an average of 54.4 and 52.5 vessels, respectively, in our fleet. In the three-month period ended June 30, 2018, we accepted delivery of the secondhand containerships Michigan and Trader with an aggregate capacity of 2,600 TEU and we sold the container vessel Itea with a capacity of 3,842 TEU. In the three-month period ended June 30, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia and Maersk Kowloon with an aggregate capacity of 17,385 TEU. In the three-month periods ended June 30, 2018 and 2017, our fleet ownership days totaled 4,948 and 4,778 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2017	2018	Change	Change

Voyage revenue	$105.0	$90.6	$(14.4)	(13.7%)
Voyage expenses	(0.9)	(1.9)	1.0	111.1%
Voyage expenses – related parties	(0.8)	(0.8)	-	-
Vessels’ operating expenses	(25.5)	(26.8)	1.3	5.1%
General and administrative expenses	(1.6)	(1.2)	(0.4)	(25.0%)
Management fees – related parties	(4.7)	(4.9)	0.2	4.3%
General and administrative expenses - non-cash component	(1.1)	(1.2)	0.1	9.1%
Amortization of dry-docking and special survey costs	(2.0)	(1.8)	(0.2)	(10.0%)
Depreciation	(24.4)	(23.2)	(1.2)	(4.9%)
Amortization of prepaid lease rentals, net	(2.2)	(2.0)	(0.2)	(9.1%)
Loss on sale / disposal of vessels	-	(0.9)	0.9	n.m.
Loss on vessel held for sale	(2.7)	-	(2.7)	n.m.
Foreign exchange losses	-	(0.1)	0.1	n.m.
Interest income	0.5	0.8	0.3	60.0%
Interest and finance costs	(17.4)	(14.8)	(2.6)	(14.9%)
Equity gain on investments	0.7	2.9	2.2	314.3%
Other	0.3	(0.1)	(0.4)	(133.3%)
Loss on derivative instruments	(0.2)	(0.3)	0.1	50.0%
Net Income	$23.0	$14.3

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2017	2018	Change	Change

Voyage revenue	$105.0	$90.6	$(14.4)	(13.7%)
Accrued charter revenue	(2.8)	(1.0)	(1.8)	(64.3%)
Voyage revenue adjusted on a cash basis	$102.2	$89.6	$(12.6)	(12.3%)

Vessels’ operational data	Three-month period ended June 30,			Percentage
	2017	2018	Change	Change

Average number of vessels	52.5	54.4	1.9	3.6%
Ownership days	4,778	4,948	170	3.6%
Number of vessels under dry-docking	2	6	4

Voyage Revenue

Voyage revenue decreased by 13.7%, or $14.4 million, to $90.6 million during the three-month period ended June 30, 2018, from $105.0 million during the three-month period ended June 30, 2017. The decrease is mainly attributable to decreased charter rates for certain of our vessels and revenue not earned by three vessels sold for demolition in the third quarter of 2017 and the second quarter of 2018, which was partly off-set by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 12.3%, or $12.6 million, to $89.6 million during the three-month period ended June 30, 2018, from $102.2 million during the three-month period ended June 30, 2017. Accrued charter revenue for the three-month periods ended June 30, 2018 and 2017, amounted to $1.0 million and $2.8 million, respectively.

Voyage Expenses

Voyage expenses were $1.9 million and $0.9 million for the three-month periods ended June 30, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $0.8 million for each of the three-month periods ended June 30, 2018 and 2017. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. (“Costamare Shipping”) and by Costamare Shipping Services Ltd. (“Costamare Services”) pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net Chartering GmbH & Co. KG (“Blue Net”) pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $26.8 million and $25.5 million during the three-month periods ended June 30, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $1.2 million and $1.6 million during the three-month periods ended June 30, 2018 and 2017, respectively and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $4.9 million and $4.7 million during the three-month periods ended June 30, 2018 and 2017, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the three-month period ended June 30, 2018 amounted to $1.2 million, representing the value of the shares issued to Costamare Services on June 29, 2018, pursuant to the Services Agreement. For the three-month period ended June 30, 2017, the respective amount was $1.1 million, representing the fair value of the shares issued to Costamare Services on June 30, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.8 million and $2.0 million during the three-month periods ended June 30, 2018 and 2017, respectively. During the three-month period ended June 30, 2018, six vessels underwent and completed their special survey. During the three-month period ended June 30, 2017, two vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.9% or $1.2 million, to $23.2 million during the three-month period ended June 30, 2018, from $24.4 million during the three-month period ended June 30, 2017. The decrease was mainly attributable to depreciation expense not charged during the three-month period ended June 30, 2018, due to the sale of three vessels during the twelve month period ended June 30, 2018; partly off-set by the depreciation charged during the three-month period ended June 30, 2018, due to the acquisition of one secondhand vessel in fourth quarter of 2017 and two vessels in the second quarter of 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.0 million during the three-month period ended June 30, 2018. Amortization of prepaid lease rentals, net was $2.2 million during the three-month period ended June 30, 2017.

Loss on sale / disposal of vessels

During the three-month period ended June 30, 2018 we recorded a loss of $0.9 million from the sale of vessel Itea, which was classified as Asset held for sale as at December 31, 2017. During the three-month period ended June 30, 2017, no vessel was sold.

Loss on vessel held for sale

During the three-month period ended June 30, 2017, we recorded a loss on vessel held for sale of $2.7 million representing the expected loss from sale for demolition of one of our vessels during the next twelve month period.

Interest Income

Interest income amounted to $0.8 million and $0.5 million for the three-month periods ended June 30, 2018 and 2017, respectively.

Interest and Finance Costs

Interest and finance costs were $14.8 million and $17.4 million during the three-month periods ended June 30, 2018 and 2017, respectively. The decrease is mainly attributable to the decreased average loan balance during the three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2017.

Equity Gain on Investments

During the three-month period ended June 30, 2018, we recorded an equity gain on investments of $2.9 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. During the three-month period ended June 30, 2017, we recorded an equity gain on investments of $0.7 million also relating to investments under the Framework Deed. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2017 and the six-month period ended June 30, 2018 and commenced their charters.

Loss on Derivative Instruments

The fair value of our 14 interest rate derivative instruments which were outstanding as of June 30, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2018, the fair value of these 14 interest rate derivative instruments in aggregate amounted to a net asset of $9.7 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended June 30, 2018, a net gain of $1.1 million has been included in OCI and a net loss of $0.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2018.

Cash Flows

Three-month periods ended June 30, 2018 and 2017

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2017	2018
Net Cash Provided by Operating Activities	$46.3	$25.4
Net Cash Used in Investing Activities	$(55.7)	$(58.0)
Net Cash Provided by / (Used in) Financing Activities	$63.4	$(59.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2018, decreased by $20.9 million to $25.4 million, compared to $46.3 million for the three-month period ended June 30, 2017. The decrease is mainly attributable to the decreased cash from operations of $12.6 million, the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $5.1 million and the increased special survey costs of $3.9 million during the three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2017; partly off-set by decreased payments for interest (including swap payments) during the period of $2.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $58.0 million in the three-month period ended June 30, 2018, which mainly consisted of advance payments for the construction of five newbuild vessels, payments for the acquisition of two secondhand vessels, payment for capital injection into one entity pursuant to the Framework Deed and proceeds we received from the sale for scrap of one vessel.

Net cash used in investing activities was $55.7 million in the three-month period ended June 30, 2017. This amount includes payments for the acquisition of three secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $59.7 million in the three-month period ended June 30, 2018, which mainly consisted of (a) $47.4 million payments relating to our credit facilities and to our sale and leaseback transactions, (b) $4.8 million we paid for dividends to holders of our common stock for the first quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock"), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock") for the period from January 15, 2018 to April 14, 2018 and $2.1 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock"), for the period from January 30, 2018 to April 14, 2018.

Net cash provided by financing activities was $63.4 million in the three-month period ended June 30, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $18.3 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) 3.6 million we paid for dividends to holders of our common stock for the first quarter of 2017 and (d) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock, for the period from January 15, 2017 to April 14, 2017.

Six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017

During the six-month periods ended June 30, 2018 and 2017, we had an average of 53.7 and 52.2 vessels, respectively, in our fleet. In the six-month period ended June 30, 2018 we accepted delivery of the secondhand containerships Michigan and Trader with an aggregate capacity of 2,600 TEU and we sold the container vessel Itea with a capacity of 3,842 TEU. In the six-month period ended June 30, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia and Maersk Kowloon with an aggregate capacity of 17,385 TEU and we sold the container vessels Romanos and the Marina with an aggregate capacity of 8,401 TEU. In the six-month periods ended June 30, 2018 and 2017, our fleet ownership days totaled 9,718 and 9,456 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2017	2018	Change	Change

Voyage revenue	$210.5	$183.3	$(27.2)	(12.9%)
Voyage expenses	(1.6)	(3.0)	1.4	87.5%
Voyage expenses – related parties	(1.6)	(1.6)	-	-
Vessels’ operating expenses	(50.8)	(52.8)	2.0	3.9%
General and administrative expenses	(2.8)	(2.8)	-	-
Management fees – related parties	(9.4)	(9.6)	0.2	2.1%
General and administrative expenses - non-cash component	(2.1)	(2.1)	-	-
Amortization of dry-docking and special survey costs	(3.9)	(3.4)	(0.5)	(12.8%)
Depreciation	(48.5)	(46.0)	(2.5)	(5.2%)
Amortization of prepaid lease rentals, net	(4.3)	(4.0)	(0.3)	(7.0%)
Loss on sale / disposal of vessels	(3.6)	(0.9)	(2.7)	(75.0%)
Loss on vessel held for sale	(2.7)	-	(2.7)	n.m.
Interest income	1.1	1.9	0.8	72.7%
Interest and finance costs	(35.3)	(29.4)	(5.9)	(16.7%)
Swaps’ breakage costs	-	(1.2)	1.2	n.m.
Equity gain on investments	0.9	5.2	4.3	n.m.
Other	0.6	0.2	(0.4)	(66.7%)
Loss on derivative instruments	(0.4)	(0.3)	(0.1)	(25.0%)
Net Income	$46.1	$33.5

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2017	2018	Change	Change

Voyage revenue	$210.5	$183.3	$(27.2)	(12.9%)
Accrued charter revenue	(5.6)	(3.6)	(2.0)	(35.7%)
Voyage revenue adjusted on a cash basis	$204.9	$179.7	$(25.2)	(12.3%)

Vessels’ operational data	Six-month period ended June 30,			Percentage
	2017	2018	Change	Change

Average number of vessels	52.2	53.7	1.5	2.9%
Ownership days	9,456	9,718	262	2.8%
Number of vessels under dry-docking	3	11	8

Voyage Revenue

Voyage revenue decreased by 12.9%, or $27.2 million, to $183.3 million during the six-month period ended June 30, 2018, from $210.5 million during the six-month period ended June 30, 2017. The decrease is mainly attributable to decreased charter rates for certain of our vessels and revenue not earned by three vessels sold for demolition in the third quarter of 2017 and the second quarter of 2018, which was partly off-set by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 12.3%, or $25.2 million, to $179.7 million during the six-month period ended June 30, 2018, from $204.9 million during the six-month period ended June 30, 2017. Accrued charter revenue for the six-month periods ended June 30, 2018 and 2017, amounted to $3.6 million and $5.6 million, respectively.

Voyage Expenses

Voyage expenses were $3.0 million and $1.6 million for the six-month periods ended June 30, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.6 million for each of the six-month periods ended June 30, 2018 and 2017. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $52.8 million and $50.8 million during the six-month periods ended June 30, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $2.8 million during each of the six-month periods ended June 30, 2018 and 2017, respectively, and both include $1.3 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $9.6 million and $9.4 million for the six-month periods ended June 30, 2018 and 2017, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the six-month period ended June 30, 2018 amounted to $2.1 million representing the value of the shares issued to Costamare Services on March 30, 2018 and June 29, 2018, pursuant to the Services Agreement. For the six-month period ended June 30, 2017, the respective amount was $2.1 million, representing the fair value of the shares issued to Costamare Services on March 30, 2017 and June 30, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $3.4 million and $3.9 million during the six-month periods ended June 30, 2018 and 2017, respectively. During the six-month period ended June 30, 2018, eleven vessels underwent and completed their special survey. During the six-month period ended June 30, 2017, three vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 5.2% or $2.5 million, to $46.0 million during the six-month period ended June 30, 2018, from $48.5 million during the six-month period ended June 30, 2017. The decrease was mainly attributable to depreciation expense not charged during the six-month period ended June 30, 2018, due to the sale of three vessels during the twelve month period ended June 30, 2018; partly off-set by the depreciation charged during the six-month period ended June 30, 2018, due to the acquisition of four secondhand vessels during the year ended December 31, 2017 and the acquisition of two during the six-month period ended June 30, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $4.0 million during the six-month period ended June 30, 2018. Amortization of prepaid lease rentals, net was $4.3 million during the six-month period ended June 30, 2017.

Loss on sale / disposal of vessels

During the six-month period ended June 30, 2018 we recorded a loss of $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017. During the six-month period ended June 30, 2017, we recorded a loss of $3.0 million from the sale of the vessel Marina and a loss of $0.6 million from the sale of the vessel Romanos which was classified as Asset held for sale as at December 31, 2016.

Loss on vessel held for sale

During the six-month period ended June 30, 2017, we recorded a loss on vessel held for sale of $2.7 million representing the expected loss from sale for demolition of one of our vessels during the next twelve-month period.

Interest Income

Interest income amounted to $1.9 million and $1.1 million for the six-month periods ended June 30, 2018 and 2017, respectively.

Interest and Finance Costs

Interest and finance costs were $29.4 million and $35.3 million during the six-month periods ended June 30, 2018 and 2017, respectively. The decrease is mainly attributable to the decreased average loan balance during the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017.

Swaps Breakage Cost

During the six-month period ended June 30, 2018, we terminated three interest rate derivative instruments that qualify for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the six-month period ended June 30, 2018, we recorded an equity gain on investments of $5.2 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed, between the Company and a wholly-owned subsidiary on the one hand, and York on the other hand. During the six-month period ended June 30, 2017, we recorded an equity gain on investments of $0.9 million also relating to investments under the Framework Deed. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2017 and the six-month period ended June 30, 2018 and commenced their charters.

Loss on Derivative Instruments

The fair value of our 14 interest rate derivative instruments which were outstanding as of June 30, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2018, the fair value of these 14 interest rate derivative instruments in aggregate amounted to a net asset of $9.7 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the six-month period ended June 30, 2018, a net gain of $7.7 million has been included in OCI and a net gain of $0.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2018.

Cash Flows
Six-month periods ended June 30, 2018 and 2017

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2017	2018
Net Cash Provided by Operating Activities	$98.6	$67.0
Net Cash Used in Investing Activities	$(50.8)	$(64.9)
Net Cash Used in Financing Activities	$(20.4)	$(61.1)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2018, decreased by $31.6 million to $67.0 million, compared to $98.6 million for the six-month period ended June 30, 2017. The decrease is mainly attributable to the decreased cash from operations of $25.2 million and the increased special survey costs of $9.4 million during the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017; partly off-set by the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $0.1 million and by decreased payments for interest (including swap payments) during the period of $8.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $64.9 million in the six-month period ended June 30, 2018, which mainly consisted of advance payments for the construction of five newbuild vessels, payments for the acquisition of two secondhand vessels, payments for capital injection into certain entities pursuant to the Framework Deed and proceeds we received from sale for scrap of one vessel.

Net cash used in investing activities was $50.8 million in the six-month period ended June 30, 2017, which consisted of payments for the acquisition of three secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly off-set by proceeds we received from the sale of two vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $61.1 million in the six-month period ended June 30, 2018, which mainly consisted of (a) $148.2 million net payments relating to our credit facilities and to our sale and leaseback transactions, (b) $111.2 million net proceeds we received from our public offering in January 2018, of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $9.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2017 and the first quarter of 2018 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018 and January 15, 2018 to April 14, 2018 and $2.1 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018.

Net cash used in financing activities was $20.4 million in the six-month period ended June 30, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $93.2 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) $7.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2016 and the first quarter of 2017 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock and $4.4 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2016 to January 14, 2017 and January 15, 2017 to April 14, 2017.

Change in the manner of presentation of certain items

Effective January 1, 2018, we adopted ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments and ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash. In order to conform to the current period presentation, we present comparatives in the condensed statement of cash flows as the new ASUs require.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2018, we had a total cash liquidity of $159.8 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 24, 2018, the following vessels were free of debt.

Unencumbered Vessels
(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
CMA CGM L’ETOILE	2005	2,556
MICHIGAN	2008	1,300
TRADER	2008	1,300
ELAFONISOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Wednesday, July 25, 2018 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 1, 2018. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10122599.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 44 years of history in the international shipping industry and a fleet of 79 containerships, with a total capacity of approximately 538,000 TEU, including five newbuild containerships to be delivered and one containership expected to be delivered latest by the end of September 2018. Eighteen of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List

The table below provides additional information, as of July 24, 2018, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	CMA CGM	2016	11,010	(**)	September 2018
7	CAPE TAINARO(i)	OOCL	2017	11,010	28,250	March 2019
8	CAPE KORTIA(i)	Evergreen	2017	11,010	(**)	September 2018
9	CAPE SOUNIO(i)	ZIM	2017	11,010	30,700(3)	March 2019
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	27,000 (net)	May 2019
11	COSCO GUANGZHOU	COSCO	2006	9,469	16,000	August 2018
12	COSCO NINGBO	COSCO	2006	9,469	16,000	August 2018
13	COSCO YANTIAN	COSCO	2006	9,469	16,000	August 2018
14	COSCO BEIJING	COSCO	2006	9,469	16,000	August 2018
15	COSCO HELLAS	COSCO	2006	9,469	16,000	September 2018
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2023
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2024
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2024
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2023
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2023
21	VALOR	Evergreen	2013	8,827	41,700	April 2020
22	VALUE	Evergreen	2013	8,827	41,700	April 2020
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020
26	NAVARINO	PIL	2010	8,531	(*)	February 2019
27	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
28	MAERSK KAWASAKI	Maersk	1997	7,403	15,000	August 2018
29	KURE	COSCO	1996	7,403	16,350	April 2019
30	NILEDUTCH PANTHER	NileDutch	1997	7,403	12,750	November 2018
31	MSC METHONI	MSC	2003	6,724	29,000	September 2021
32	SEALAND NEW YORK	Maersk	2000	6,648	16,950(4)	August 2018
33	MAERSK KOBE	Maersk	2000	6,648	16,000	February 2019 (5)
34	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(6)
35	SEALAND MICHIGAN	Maersk	2000	6,648	26,100	March 2022(7)
36	SEALAND ILLINOIS	Maersk	2000	6,648	26,100	March 2022(7)
37	MAERSK KOLKATA	Maersk	2003	6,644	26,100	March 2022(8)
38	MSC KINGSTON	Maersk	2003	6,644	26,100	March 2022(8)
39	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(8)
40	VENETIKO	Hapag Lloyd	2003	5,928	11,750	November 2018
41	ENSENADA (i)	ONE	2001	5,576	16,000	February 2019
42	ZIM NEW YORK	ZIM	2002	4,992	8,401	September 2019(9)
43	ZIM SHANGHAI	ZIM	2002	4,992	8,401	September 2019(9)
44	PIRAEUS	(*)	2004	4,992	(*)	October 2018
45	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
46	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
47	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
48	MARATHOPOLIS	Maersk	2013	4.957	(*)	September 2025(10)
49	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
50	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
51	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
52	ULSAN	Maersk	2002	4,132	7,600	August 2018
53	MSC KORONI	MSC	1998	3,842	13,500	September 2018
54	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
55	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
56	LAKONIA	Evergreen	2004	2,586	11,300(11)	January 2019
57	CMA CGM L’ETOILE	CMA CGM	2005	2,556	12,250	March 2019
58	ELAFONISOS(i)	MSC	1999	2,526	(*)	January 2019
59	AREOPOLIS	Evergreen	2000	2,474	9,100	August 2018
60	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
61	MESSINI	Evergreen	1997	2,458	10,250	September 2018
62	MSC REUNION	MSC	1992	2,024	6,800	September 2018
63	MSC NAMIBIA II	MSC	1991	2,023	9,170(12)	July 2019
64	MSC SIERRA II	MSC	1991	2,023	9,170	June 2019
65	MSC PYLOS	MSC	1991	2,020	6,800	January 2019
66	PADMA(i)	-	1998	1,645	-	Contracted for sale
67	NEAPOLIS	Evergreen	2000	1,645	8,300	August 2018
68	ARKADIA(i)	Evergreen	2001	1,550	10,400	September 2018
69	PROSPER	Evergreen	1996	1,504	10,100	January 2019
70	MICHIGAN	EMES	2008	1,300	8,500	July 2018
71	TRADER	-	2008	1,300	-	-
72	ZAGORA	MSC	1995	1,162	7,800	May 2019
73	PETALIDI(i)	CMA CGM	1994	1,162	8,300	August 2018
74	LUEBECK	MSC	2001	1,078	6,500	January 2019

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(13)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1) Daily charter rates are gross, unless stated otherwise.

(2) Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(3) This charter rate will start on August 4, 2018.

(4) This charter rate will start on August 8, 2018 for a period of 2 to 4 weeks at charterer’s option. Until then the charter rate will be $14,000 per day.

(5) Charterer exercised its option to extend the charter for a period ranging from February 15, 2019 to May 15, 2019 at daily rate of $16,000.

(6) The daily rate for Sealand Washington will be a fixed rate until March 1, 2019. From March 1, 2019, the daily rate will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(7) This charter rate will be earned by Sealand Michigan and Sealand Illinois until August 21, 2018 and October 5, 2018, respectively. From the aforementioned dates and until March 1, 2019 both vessels will earn a fixed daily charter rate. From March 1, 2019, the daily rate for each vessel will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(8) This charter rate will be earned by Maersk Kolkata, MSC Kingston and Maersk Kalamata until November 14, 2019, February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates, the daily rate for each of the three vessels, will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(9) The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2018, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fourth optional year is expected to be determined in September 2018.

(10) This charter will commence on vessel’s delivery which is expected latest by the end of September.

(11) This charter rate will start on August 4, 2018. Until then the charter rate will be $8,500 per day.

(12) This charter rate will start on August 2, 2018. Until then the charter rate will be $6,800 per day.

(13) Based on latest shipyard construction schedule, subject to change.

(i) Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii) Denotes vessels subject to a sale and leaseback transaction.

(*)     Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates which are treated as confidential.
(**)   Vessel’s daily charter rate is in the mid-twenty thousands of dollars.

COSTAMARE INC.
Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2017	2018	2017	2018

REVENUES:
Voyage revenue	$210,541	$183,331	$105,017	$90,577

EXPENSES:
Voyage expenses	(1,573)	(3,037)	(878)	(1,943)
Voyage expenses – related parties	(1,579)	(1,588)	(788)	(783)
Vessels' operating expenses	(50,847)	(52,842)	(25,512)	(26,774)
General and administrative expenses	(2,804)	(2,785)	(1,622)	(1,241)
Management fees - related parties	(9,387)	(9,551)	(4,655)	(4,905)
General and administrative expenses – non-cash component	(2,078)	(2,127)	(1,094)	(1,193)
Amortization of dry-docking and special survey costs	(3,911)	(3,358)	(2,012)	(1,824)
Depreciation	(48,515)	(45,963)	(24,440)	(23,218)
Amortization of prepaid lease rentals, net	(4,320)	(4,041)	(2,162)	(2,032)
Loss on sale / disposal of vessels	(3,638)	(861)	-	(861)
Loss on vessel held for sale	(2,732)	-	(2,732)	-
Foreign exchange gains / (losses)	31	(18)	(12)	(114)
Operating income	$79,188	$57,160	$39,110	$25,689

OTHER INCOME / (EXPENSES):
Interest income	$1,116	$1,878	$545	$878
Interest and finance costs	(35,338)	(29,378)	(17,437)	(14,790)
Swaps’ breakage cost	-	(1,234)	-	-
Equity gain on investments	887	5,199	682	2,889
Other	606	95	368	(40)
Loss on derivative instruments	(396)	(253)	(220)	(326)
Total other income / (expenses)	$(33,125)	$(23,693)	$(16,062)	$(11,389)
Net Income	$46,063	$33,467	$23,048	$14,300
Earnings allocated to Preferred Stock	(10,473)	(14,782)	(5,324)	(7,904)
Net Income available to common stockholders	$35,590	$18,685	$17,724	$6,396

Earnings per common share, basic and diluted	$0.38	$0.17	$0.18	$0.06
Weighted average number of shares, basic and diluted	93,851,789	109,340,800	96,635,709	109,873,071

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2017	2018
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$178,986	$124,392
Restricted cash	7,238	5,199
Accounts receivable	1,324	1,329
Inventories	9,662	9,666
Due from related parties	5,273	2,506
Fair value of derivatives	112	2,921
Insurance claims receivable	2,091	2,459
Prepaid lease rentals	8,752	8,752
Asset held for sale	7,315	-
Accrued charter revenue	185	-
Prepayments and other	5,697	5,484
Total current assets	$226,635	$162,708
FIXED ASSETS, NET:
Capital leased assets	$415,665	$408,840
Vessels and advances, net	1,579,509	1,606,655
Total fixed assets, net	$1,995,174	$2,015,495
NON-CURRENT ASSETS:
Equity method investments	$161,897	$172,388
Prepaid lease rentals, non-current	42,918	38,579
Deferred charges, net	15,429	23,239
Accounts receivable, non-current	1,800	7,541
Restricted cash	32,661	30,256
Fair value of derivatives, non-current	4,358	6,791
Other non-current assets	9,426	9,676
Total assets	$2,490,298	$2,466,673
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206,318	$137,101
Accounts payable	6,314	6,858
Due to related parties	203	155
Capital lease obligations	32,874	33,569
Accrued liabilities	10,755	11,214
Unearned revenue	15,310	13,687
Fair value of derivatives	3,307	182
Other current liabilities	1,627	1,541
Total current liabilities	$276,708	$204,307
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$644,662	$581,282
Capital lease obligations, net of current portion	339,332	322,410
Unearned revenue, net of current portion	11,057	7,717
Total non-current liabilities	$995,051	$911,409
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	11
Additional paid-in capital	1,175,774	1,301,465
Retained earnings	43,723	42,778
Accumulated other comprehensive income / (loss)	(969)	6,703
Total stockholders’ equity	$1,218,539	$1,350,957
Total liabilities and stockholders’ equity	$2,490,298	$2,466,673